UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment of Jianjun Gao, Ph.D. to the Board of Directors

On August 2, 2023, our Board of directors appointed Jianjun Gao, Ph.D. to serve as a new member of our Board of Directors and chairman of the Compensation Committee of the Board of Directors. Our Board has determined that Mr. Gao qualifies as an “Independent Director” within the meaning of Nasdaq Rule 5605.

Jianjun Gao, age 52, has served as a Bioinformatics Scientist at Progenesis Inc. since October of 2022. Prior to that, from September of 2020 to October of 2022, Mr. Gao served a Senior Bioinformatician, and director of the epigenetics team at The Lundquist Institute, Harbor-UCLA Medical Center. From September 2020 to July 2021, he was a Bioinformatics data scientist on contract with Genentech. From August 2019 to July 2020, Mr. Gao was a Biostatistics Scientist at Denovo Biopharma LLC. From September 2018 to August 2019, he was a scientist in computational biology at Takeda Pharmaceutical in San Diego. From January 2016 to August 2018, Mr. Gao was a Sr. Bioinformatician/ Data analyst, at the School of Medicine at the University of California San Diego. From August of 2014 to December of 2016, he was Bioinformatician in the Department of Human Genetics at the University of Chicago. Mr. Gao was also a data analyst at the Department of Public Health Sciences at the University of Chicago from September 2012 to August 2014. Mr. Gao was a Postdoctoral Fellow at the Epidemiology Branch, National Institutes of Environmental Health Sciences, National Institutes of Health from February of 2008 through September of 2012.

Mr. Gao holds a Ph.D in Neurobiology and Population Genetics from the Institute for Nutritional Sciences, Chinese Academy of Science, China, an M.S. in Genetics and Population Heath from the Institute of Population & Health, Northwest University, China, and a B.S. from the College of Life Science, Lanzhou University, China. Mr. Gao is an expert in genetic, genomic, epigenetic, and epidemiologic data analysis, and in data visualization and interpretation via bioinformatics pipelines. Bionformatics is an interdisciplinary field that develops methods and software tools for understanding biological data. Based on Mr. Gao’s deep technical background, rich experience and industry resources in the field of biotechnology, he can help the company in the following aspects, 1). Assisting the company to keep up with the development of cutting-edge biotechnology; 2). Introducing and assisting the company to acquire high level technology and technical experts; 3). Assisting the company to obtain investment from professional investment institutions based on his rich resources of biotechnology investment institutions.

Mr. Gao has no family relationships with any of the Company’s directors or executive officers. Mr. Gao has not had any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. As an independent director, Mr. Gao will serve on the audit, nominating and governance, and compensation committees of the board.

Mr. Gao will serve under a Director Service Agreement dated August 3, 2023 (the “Agreement”). Under the Agreement Mr. Gao will receive a stipend of $1,000 per month for each month and a stock options of $12,000 per year for each year of service as director. The Agreement, which is filed herewith as Exhibit 10.1, contains additional terms and should be reviewed in its entirety for additional information.

Resignation of Zhenchao Li from the Board of Directors

Effective August 1, 2023, Zhenchao Li resigned from our Board of Directors. Mr. Li was a non-independent director. There was no known disagreement with Mr. Li on any matter relating to our operations, policies or practices.

Appointment of Yingchun Xue to the Board of Directors

On August 2, 2023, our Board of Directors appointed our current Chief Operating Officer, Yingchun Xue, to serve as a new member of our Board of Directors. Ms. Xue will serve as a non-independent director.

Yingchun Xue, age 48, is our current Chief Operating Officer, a position she has held since June of 2020. Ms. Xue has worked for our lead operating subsidiary, Xi’an App-Chem Bio (Tech) Co,. Ltd. since 2011 and is currently the Vice President in charge of research and development of plant extracts, quality control and procurement of trade products. Prior to her work with the Company, Ms. Xue engaged in direct sales at Amway (China) and Nu Skin (China) from July 2004 to January 2011. Ms. Xue worked at Xi’an Sanjiang Bio-engineering Co., Ltd. as technical director, in charge of R&D, quality control, and production, from July 1999 to June 2004. Ms. Xue worked at Xi’an Tiancheng Pharmaceutical and Biological Co., Ltd. as the project manager of the new product department from August 1994 to July 1999. A senior phytochemical engineer, Ms. Xue obtained a bachelor’s degree in Applied Chemistry upon graduation from Nanjing University in 1994.

Ms. Xue will serve under a Director Service Agreement dated August 3, 2023 (the “Agreement”). Under the Agreement Ms. Xue will receive a stock options of $12,000 per year for each year of service as director. The Agreement, which is filed herewith as Exhibit 10.2, contains additional terms and should be reviewed in its entirety for additional information.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Director Service Agreement with Jianjun Gao, Ph.D.
10.2	Director Service Agreement with Yingchun Xue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2023	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer